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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                Commission File Number: 0-24053
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
(Check one):  [_] Form 10-K    [_] Form 20-F    [_] Form 11-K    [X] Form 10-Q     [_] Form N-SAR
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                    For Period Ended: March 31, 2000
                    [_]  Transition Report on Form 10-K
                    [_]  Transition Report on Form 20-F
                    [_]  Transition Report on Form 11-K
                    [_]  Transition Report on Form 10-Q
                    [_]  Transition Report on Form N-SAR
                    For the Transition Period Ended _________________

 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I  -  REGISTRANT INFORMATION

Full Name of Registrant: The National Capital Companies, Inc.
                         -------------------------------------------------------
Former Name if Applicable: Noble Onie, Inc.
                          ------------------------------------------------------
Address of Principal Executive Office
 (Street and Number): 18952 MacArthur Avenue, Suite 315
                      ----------------------------------------------------------
City, State and Zip Code: Irvine, California 92612
                          ------------------------------------------------------
PART II  -  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

   [X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X]   (b)   The subject annual 11-K, Form N-SAR, following the Form 10-Q, or following the report, or portion prescribed due portion prescribed due semi-annual thereof, will be date; or the thereof, will date; and report, transition filed on or subject be filed on report on Forms before the 15th quarterly or before the 10-K, 20-F, calendar day report or fifth calendar day following the prescribed due date and

   [_]   (c)   The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III  -  NARRATIVE
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State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q,
N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period:

     There will be a delay in filing the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2000 due to additional time needed to complete the financial statements of the Company's newly acquired subsidiary, AISCO Holdings, Ltd. The Company expects to file its Quarterly Report by May 22, 2000 (five days following the due date).

PART IV  -  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Thomas C. Bacon, Esq.                         (949) 719-6000
-------------------------------               -------------------------------
(Name)                                        (Area Code) (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 such shorter) identify report(s): [X] Yes [_] No of the Investment period that the Company Act of 1940 registrant was during the preceding required to file 12 months (or for such reports) been filed? If answer is no, identify report(s):
                                                     [X] Yes    [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof:                                       [X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      The National Capital Companies Inc.
--------------------------------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 15, 2000                     By:  /s/ Darrell T. Uselton
       ------------                         ------------------------------------
                                                 Darrell T. Uselton, Chairman

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3
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of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).